

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

Via E-mail
Mr. Mark Hyde
Chief Financial Officer
South Dakota Soybean Processors, LLC
100 Caspian Avenue
Post Office Box 500
Volga, SD 57071

      Re: South Dakota Soybean Processors, LLC
                  Form 10-K/A for the Year Ended December 31, 2010 filed June 30, 2011
                  Form 10-Q/A for the Period Ended March 31, 2011 filed June 30, 2011
                  Form 8-K/A filed June 30, 2011
                  File No. 0-50253

Dear Mr. Hyde:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Rufus Decker

                Rufus Decker
                Accounting Branch Chief